Exhibit 99.1
NewsRelease

TC Energy and TC PipeLines, LP complete merger

CALGARY, Alberta – March 3, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) and TC PipeLines, LP (NYSE:TCP) (TCP) today announced that they have completed the previously announced merger (the Merger) pursuant to an Agreement and Plan of Merger dated December 14, 2020. The Merger resulted in TC Energy acquiring all of the outstanding publicly-held common units of TCP and TCP becoming an indirect, wholly owned subsidiary of TC Energy.

“We are pleased to have received majority unitholder approval of the merger of TC PipeLines into TC Energy,” said François Poirier, TC Energy’s President and Chief Executive Officer. “The merger will simplify and streamline our corporate structure and increase TC Energy’s ownership in its core portfolio of critical energy infrastructure.”

Effective today, TCP unitholders are entitled to receive 0.70 common shares of TC Energy for each TCP common unit held.

Also effective today, the TCP common units will no longer be listed for trading on the New York Stock Exchange (NYSE). Common shares of TC Energy will continue to trade on both the NYSE and the Toronto Stock Exchange under the symbol TRP.

About TC Energy We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Statements

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522